NIKE, INC.
                  COMPUTATION OF RATIO OF EARNINGS TO CHARGES

                                         Six Months Ended
                                             November 30,
                                         __________________

                                        2000           1999
                                        ____           ____

                                           (in millions)

Net income                             $329.6         $307.8
Income taxes                            189.4          188.6
                                       ______         ______

      Income before income taxes        519.0          496.4
                                       ______          _____

Add fixed charges
      Interest expense (A)               36.9           18.4
      Interest component of leases (B)   24.7           24.0
                                       ______         ______

Total fixed charges                      61.6           42.4
                                       ______         ______

Earnings before income taxes and
      fixed charges (C)                $575.8         $537.1
                                       ======         ======
Ratio of earnings to total fixed
      charges                            9.34          12.67
                                       ======         ======

(A) Interest expense includes both expensed and capitalized.
(B) Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.
(C) Earnings before income taxes and fixed charges is exclusive of capitalized interest.